

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2014

<u>Via E-Mail</u>
Jed Perlowin
Chief Executive Officer
Perlowin Development Corp.
7800 NW 61st Terrace
Parkland, FL 33067

> **Re: Perlowin Development Corp.**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed April 28, 2014**
> **File No. 333-194397**

Dear Mr. Perlowin:

We have reviewed your amended registration statement and response letter dated April 14, 2014, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated April 3, 2014.

<u>General</u>

1. We note your response to prior comment 3, but the amended registration statement continues to reference an "escrow" account and "escrow" agent on page 4. Please revise to consistently describe such account.

2. Please clarify in your prospectus that pursuant to Rule 419(e) you will exclude amounts payable to non-affiliates for underwriting commissions, underwriting expenses, and dealer allowances when calculating whether the fair value of the business(es) or net assets to be acquired represents at least 80 percent of the maximum offering proceeds.

<u>Prospectus Cover</u>

3. Please state that, if funds and securities are released from the escrow or trust account to you pursuant to Rule 419(e), the prospectus shall be supplemented to indicate the amount of funds and securities released and the date of release.

<u>The Offering, page 6</u>

4. Please provide further details regarding the circumstances in which the board may terminate the offering. In particular, disclose whether the offering will be considered to be "completed" for purposes of Rule 419(b)(2)(vi) upon such a termination.

5.   We note the reference to "selling shareholder" in paragraph (1). However, your registration statement does not contemplate a selling shareholder. Please advise or revise.

Risk Factors

"There are substantial doubts about our ability to continue …," page 10

6.   Please revise the risk factor caption and subheading to clarify that the substantial doubt about your ability to continue as a going concern was expressed by your independent auditors.

"No operating history or revenue and minimal assets …," page 11

7.   Please refer to prior comment 6 and revise your risk factor subheading and discussion to clearly state that you have no assets rather than stating that you have "minimal" assets or "no significant" assets.

"We will not be required to make the effectiveness evaluations …," page 12

8.   We note that your disclosure in response to prior comment 1 still does not describe the extent to which any of the exemptions under the Jumpstart Our Business Startups Act are available to you as a smaller reporting company when and if you cease to be a smaller reporting company. Please revise accordingly.

Interests of Named Experts and Counsel, page 20

9.   We note that you have not included your auditors, Malone Bailey, LLP, as experts. Please revise to include that firm as an expert, or provide your analysis of why this is not required. Refer to Item 509 of Regulation S-K.

Acquisition of Opportunities, page 25

10.   You state that it is anticipated that these expenses will be between $15,000.00 and $20,000.00. Please provide your analysis underlying this belief.

11.   Your sole officer and shareholder has verbally agreed that he will advance to the company any additional funds which the company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Please file such agreement in your next amendment. Further, please expand your disclosure in the liquidity section to discuss how you have assessed the sufficiency of this commitment, including his ability to fulfill this obligation. Please also disclose any other corresponding limitations or risks associated with this commitment.

Background of Directors, Executive Officers, Promoters, page 27

12.   We note your response to prior comment 11. However, we are unable to locate disclosure relating to Mr. Perlowin's experience at Bioswan, Inc. Also, clarify whether Mr. Perlowin also serves as an executive officer for Dynamics GP Consulting, Inc, a Florida corporation. Further, in light of the fact that Mr. Perlowin currently appears to serve as an officer or manager for approximately nine other companies, expand your risk factors to precisely disclose the extent of such other employment activities.

Exhibits and Financial Statement Schedules, Page II-9

Exhibit No. 23.1 Consent of Independent Auditor

13.   We note the Consent of Independent Registered Public Accounting Firm refers to the report dated March 6, 2014. However, the Report of Independent Registered Public Accounting Firm is dated April 25, 2014. Please revise to the appropriate date.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Attorney- Advisor, at (202) 551-3853, or in his absence, me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via-Email
        Harold Gewerter, Esq.